UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2012

Commission File Number: 001-34238

THE9 LIMITED

Building No. 3, 690 Bibo Road

Zhangjiang Hi-tech Park, Pudong New Area

Shanghai 201203, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED

By:	/s/ Jun Zhu
Name:	Jun Zhu
Title:	Chairman and Chief Executive Officer

Date: January 17, 2012

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press Release

Exhibit 99.1

The9 Limited Signed up Nicolas Anelka and Shenhua Liansheng Football Club for Endorsing and Promoting Firefall

Shanghai, January 15, 2012 – The9 Limited (NASDAQ: NCTY) (“The9”), an online game developer and operator in China, announced today that it has entered into an endorsement agreement with Nicolas Anelka (“Anelka”), a top soccer player in the world, for worldwide endorsement and promotion of Firefall, a highly-anticipated team-based shooter game developed by Red 5 Studios, Inc., one of The9’s subsidiaries.

Under the agreement, Anelka will participate in various promotion and endorsement initiatives for promoting Firefall. Anelka has also granted The9 some certain other rights relating to the promotion activities, including the use of Anelka’s name, voice and likeness. The worldwide endorsement agreement is for a term of one year. In consideration for the endorsement services provided by Anelka, The9 agrees to pay Anelka a sum of EUR2.7 million.

The9 has also entered into a cooperative promotion agreement with Shanghai Shenhua Liansheng Football Club Co., Ltd. (“Shenhua”) for endorsing and promoting Firefall for a term of two years. Shenhua is a long-established leading soccer team in the Chinese Super League, the highest tier of professional soccer association in China. Under the agreement, Shenhua players will wear jerseys bearing the name and logo of Firefall in all domestic and international soccer games and also make appearances at press conferences and product promotion and sales initiatives for Firefall and participate in other activities for promoting Firefall. Shenhua will also reserve advertisement space for Firefall at its host auditorium. The9 will pay Shenhua RMB32 million for the promotion services.

Shenhua has signed up Anelka as its player. Because Mr. Zhu Jun, the Chairman and CEO of The9 and a major shareholder of The9, is also a major shareholder of Shenhua, the endorsement and promotion transactions with Anelka and Shenhua would constitute related party transactions. The audit committee of The9 engaged a leading international independent valuation firm to advise it in connection with these transactions. Based on the analysis by the valuation firm, which studied, among other things, the relevant market data for similar transactions, and taking into account the commercial value these endorsement and promotion activities will bring to The9, the audit committees of The9 on behalf of its board of directors approved the endorsement and promotion transactions with Anelka and Shenhua. In light of Mr. Zhu’s positions as the Chairman and CEO of The9, Mr. Zhu recused himself from any discussion among the board of directors regarding this matter.

Chris Shen, The9’s VP of Marketing, commented, “A big portion of Firefall gamers are also soccer fans, most of whom are male, passionate about sports, and actively followers of entertainment stories of sport stars. We are going to implement the cross-marketing campaigns throughout the year that leverage the popularity of Anelka and Shenhua to enhance the brand awareness of Firefall among the target audiences in both China and the global market. We have successfully promoted our online games via cross-marketing campaigns in the past years and we believe this would be a very innovative and effective way to enhance the Firefall brand and attract more gamers.”

About The9 Limited

The9 Limited is an online game operator and developer in China. The9 operates, directly or through its affiliates, licensed massively multiplayer online role playing games, or MMORPGs, including Soul of The Ultimate Nation™, Atlantica and Kingdom Heroes 2 Online, as well as its proprietary MMORPGs and web and social games including World of Fighter, Winning Goal and Q Jiang San Guo, in mainland China. It has also obtained exclusive licenses to operate other games in mainland China, including Seoyugi, Rosh, Free Realms and Planetside 2. In addition, The9 is developing various proprietary games, including Shen Xian Zhuan, FireFall, Era Zero and other MMORPGs and web and social games. In 2010, The9 established its Mobile Internet Unit to focus on mobile internet business.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The9 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, political and economic policies of the Chinese government, the laws and regulations governing the online game industry, information disseminated over the Internet and Internet content providers in China, intensified government regulation of Internet cafes, The9’s ability to retain existing players and attract new players, license, develop or acquire additional online games that are appealing to users, anticipate and adapt to changing consumer preferences and respond to competitive market conditions, and other risks and uncertainties outlined in The9’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

Ms. Phyllis Sai

IR Manager, Investor Relations

The9 Limited

Tel: +86 (21) 5172-9990

Email: IR@corp.the9.com

Website: http://www.corp.the9.com/